Kalmin Corp.

Alberdi 1045

Caacupe, Paraguay, South America

February 1, 2017

Jay E. Ingram

Legal Branch Chief

Office of Manufacturing and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549-4631

Re:      Kalmin Corp.

            Pre-effective Amendments 1 and 2 to Registration Statement on Form S-1

            Filed January 20 and 26, 2017

            File No. 333-215207

Dear Mr. Ingram:

This letter sets forth the responses of Kalmin Corp. (“Company”) to the comments of the reviewing staff of the Securities and Exchange Commission (the “Staff”) in connection with the above referenced filing as set forth in the comment letter of January 30, 2017.

Because company’s headquarter and assets . . ., page 10

1.     Refer to comment 2 in our December 28, 2016 letter. The disclosure in this risk factor continues to be unclear. Since Mr. Jose Galarza, your sole director and officer, is a non-resident of the United States, it appears that it may be difficult to effect service of process on Mr. Galarza in the United States or to enforce any judgments obtained in the United States courts against Mr. Galarza. Additionally, because the company’s assets are located outside the United States, it appears that the company’s assets will be outside of the jurisdiction of United States courts to administer if the company becomes the subject of any insolvency or bankruptcy proceeding. As a result, if the company declares insolvency or bankruptcy, the company’s shareholders may not receive the distributions on liquidation that they would otherwise be entitled to if the company’s assets were located within the United States under United States bankruptcy laws. Please revise this risk factor to state clearly its consequences for investors.

RESPONSE: The risk factor was revised in accordance to the Staff’s comment.

Financial Statements, page 49

Note 8 – Income Taxes, page 57
Note 7 – Income Taxes, page 67

2.     We note that certain items within your income tax disclosures are unclear. Please advise or revise your disclosure for both periods presented as follows:

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•       On pages 58 and 67, please revise the sentence preceding your first table to say “Net deferred tax assets consist of the following”;

•       The deferred tax asset due to net operating loss carryforwards and the related valuation allowance at November 30, 2016 and August 31, 2016 appear to us to be $1,448 and $759, based upon applying the 34% tax rate to your net operating losses. Please revise your tables accordingly. Refer to ASC 740- 10-30-5; and

•       On page 67, please revise the second paragraph to state that the valuation allowance at August 31, 2016 was approximately $759 and the net change in the valuation allowance during the period from inception to August 31, 2016 was $759.

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RESPONSE: The statement was revised in accordance to the Staff’s comment.

Sincerely,

/s/ Jose Galarza

Mr. Jose Galarza

President, Treasurer, Secretary, and Director

Kalmin Corp.

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